Exhibit 2

                                  BRASKEM S.A.

      NITROCARBONO S.A. - ECONOMICO S.A. EMPREENDIMENTOS - OPP QUIMICA S.A.

                  ANNOUNCEMENT OF A COMPLEMENTARY MATERIAL FACT

Complementary to the joint material fact announced in the name of Braskem S.A. ("Braskem"), Nitrocarbono S.A. ("Nitrocarbono"), Economico S.A. Empreendimentos ("ESAE") and OPP Quimica S.A. ("OPP"), dated March 14, 2003 ("Material Fact"), with respect to the convening of the Extraordinary General Meetings of Braskem, Nitrocarbono, ESAE and OPP to be held on March 31, 2003 ("The Meetings"), to vote on the incorporation of Nitrocarbono, ESAE and OPP into Braskem and in view of requests made by shareholders, the following additional clarifications to the market are given below:

Pursuant to the Material Fact, Braskem is to incorporate OPP, the total shares of which are to be held directly by Braskem as from the date of the aforementioned event. For the incorporation to take place in accordance with the terms already announced, a spin off with the partial transfer of Odebrecht Quimica S.A.'s equity will occur simultaneously. Odebrecht Quimica S.A. is a privately held corporation, enrolled in the Brazilian corporate taxpayers' register (CNPJ/MF) with the number 57.015.018/0001-84 ("Odequi"), in which Braskem holds 100% of the voting capital. The capital to be transferred comprises the investment of Odequi in OPP together with the shareholders equity accounts for the same value of the said investment, pursuant to the following explanation ("Partial Transfer"). Currently, Odequi holds 100% of OPP's capital stock.

The Partial Transfer is composed of (i) Odequi's stake in OPP, which is divided into R$354,273,233.90, corresponding to the value of OPP's shareholders' equity and R$495,384,267.85, corresponding to the goodwill registered in accordance with the OPP's future profit stream and paid on the acquisition of this stake, and (ii) the accounts comprising Odequi's shareholders equity of R$849,657,501.75, namely, R$2,461,889.41 in revenue reserves, R$838,284,537.32 in capital reserves and R$8,911,075.02 in the capital account.

Thus, in view of the partial spin-off of Odequi, Odequi's capital stock is to be reduced from R$20,967,459.44, to R$12,056,384.42, with the cancellation of 8,672,609 shares, and Braskem's stake in Odequi's total capital stock will decline from 98.39% to 97.20%, the effect of the Partial Transfer to Braskem not resulting in any increase in the latter's capital stock.

Furthermore, in accordance with the Material Fact, the valuation of the Partial Transfer was conducted by PricewaterhouseCoopers Auditores Independentes on the basis of the same criteria, rules and date used for appraising OPP. The documents relative to this matter are available at those addresses disclosed in the Material Fact.

Pursuant to the provisions in the first sentence of Article 233 of Law 6,404/76, Odequi and Braskem shall be jointly accountable for those liabilities incurred by Odequi prior to the partial spin-off.

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We wish to clarify that the incorporation of OPP into Braskem, as described in the Material Fact, is conditional on the substitution of collateral provided to Banco do Brasil S.A., contained in two deeds of confirmation and assumption of indebtedness, signed on August 10, 2001, with respect to the pledge of 14,716,778,273 common shares issued by OPP, representing 94.53% and 53.99% of OPP's voting capital and total capital stock respectively.

As cited under item 6 of the Material Fact, we wish to clarify that those dissenting shareholders of Nitrocarbono wishing to exercise their right of withdrawal due to the incorporation, may do so by opting to receive the reimbursement price of their shares on the basis of (i) the book value of the shares, equivalent to R$4.11 per 1000-share block of Nitrocarbono shares, or
(ii) the net shareholder equity market value of the shares, equivalent to R$516.50 per 1000-share block of Nitrocarbono shares (pursuant to Article 264, paragraph 3 of Law 6,404/76).

Information and procedures as to the eventual exercising of the right of withdrawal from the incorporation of Nitrocarbono into Braskem will be available in Braskem's website (www.braskem.com.br) until the date the meetings are held.

We would further like to clarify that:

(i) In the first lines following the tables included under items 4 and 5 of the Material Fact, which reads: "(+) Quantity of shares of the INCORPORATING ENTITY, NOT CONSIDERING the 53,007,864 shares held as treasury stock", should read: "(+) Quantity of shares of the INCORPORATING ENTITY, CONSIDERING the 53,007,864 shares held as treasury stock";

(ii) In the eighth line in item 7 of the Material Fact which reads: "In this context, with the incorporation of Nitrocarbono, ESAE and OPP into Braskem and following the conclusion of the process of incorporation of these companies, Braskem's capital stock is estimated as R$1,871,713,164.92 (...)", should read: "In this context, with the incorporation of Nitrocarbono, ESAE and OPP into Braskem, and following the conclusion of the process of incorporation of those companies, Braskem's capital stock is estimated at R$1,845,435,818.34 (...)";

(iii) In the fifth line of item 7 of the Material Fact, which reads: "(...) through the issue of 68 new shares, being 2 COMMON SHARES AND 66 CLASS "A" SHARES (...)", should read: "(...) through the issue of 67,698 new shares, ALL OF WHICH ARE PREFERRED CLASS "A" SHARES (...)". Thus, only preferred class "A" Braskem shares will be issued, since there are an insufficient number of existing ordinary shareholders holding Nitrocarbono shares to justify the issue of Braskem common shares.



                            Camacari, March 21, 2003


----------------------------------             ---------------------------------
          Braskem S.A.                               Nitrocarbono S.A.
        Paul Elie Altit                               Paul Elie Altit
   Investor Relations Director                   Investor Relations Director


-----------------------------------            ---------------------------------
   Economico S.A. Empreendimentos                     OPP Quimica S.A.
         Paul Elie Altit                         Jose Carlos Grubisich Filho
    Investor Relations Director                            CEO


                        ----------------------------------
                             Odebrecht Quimica S.A.
                           Jose Carlos Grubisich Filho
                                       CEO


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